UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONSOLIDATED FORM

Managers and Related Persons’ Negotiation – Article 11 –CVM Instruction # 358/2002

On October 31, 2009 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 – CVM Instruction # 358/2002. (1)

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( X ) Board of Directors	( ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				224
Shares	preferred shares				199

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)

Security/ Derivative	Securities Description (2)	Brokerage House	Operation	Day	Quantity	Price	Amount (R$) (3)
Shares	commom shares				9,018
Shares	preferred shares				7,837
Shares	UNIT’s				12,765

Closing Balance

Security/ Derivative	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				9,242
Shares	preferred shares				8,036
Shares	UNIT’S				12,765

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors	( X ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				207,437
Shares	preferred shares				181,159

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)

Security/ Derivative	Securities Description (2)	Brokerage House	Operation	Day	Quantity	Price	Amount (R$) (3)
Shares	commom shares				1,000
Shares	preferred shares				1,759
Shares	UNIT’s				57,227

Closing Balance

Security/ Derivative	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				208,437
Shares	Preferred shares				182,918
Shares	UNIT’S				57,227

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors ( X ) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards

Opening Balance

Security/ Derivative	Securities Description (2)		Quantity	% of participation
				Same Type/ Class	Total
Shares	commom shares		174,494,308,701	96.22%	96.22%
Shares	preferred shares		150,024,316,243	95.10%	95.10%

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)

Closing Balance

Security/ Derivative	Securities Description (2)		Quantity	% of participation
				Same Type/ Class	Total
Shares	commom shares		175,114,392,347	96.22%	96.22%
Shares	preferred shares		150,400,152,665	95.10%	95.10%

The difference between the numbers of shares shown on the Company’s Opening Balance Sheet and on the Final Balance Sheet is a consequence of incorporation by the Company of certain number of shares from Santander Insurance Holding, S.L.

(1)     When filling the form, delete the rows that do not contain any information.

(2)     Issue/series, convertible, common, terms, warrants, type/class, etc.

(3)     Quantity times price.

Note: Those consolidated data must provide information by group – Members of the Board of Directors, Members of the Executive Officers (that have not been included in the Board of Directors Group), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 13, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer